CHEMBIO DIAGNOSTICS, INC.

CORPORATE FACT SHEET

August 2017

STOCK INFORMATION (at August 7, 2017)

Ticker:	**CEMI**
Exchange:	**Nasdaq**
Share Price:	**$6.35/share**
Market Cap:	**$78.16 Million**

CORPORATE HIGHLIGHTS

A global leader in point-of-care (POC) infectious disease diagnostics
- Sales in 40+ countries
- Global commercialization organization servicing the U.S., Europe, Africa, Asia Pacific and Latin America
- Operations and manufacturing in the U.S. and Southeast Asia

Groundbreaking patented DPP® technology platform
- Superior sensitivity and specificity vs. traditional lateral flow technology
- Multiple tests from a tiny (10uL) drop of fingertip blood (multiplexing)

Robust pipeline of new DPP® POC assays in development
- DPP® HIV-Syphilis Combination Assay (U.S. version)
- DPP® Fever Assay - Africa (Malaria, Dengue, Zika, Chikungunya, Ebola, Lassa, Marburg)
- DPP® Fever Assay - Asia (Malaria, Dengue, Zika Chikungunya, Leptospirosis, *Rickettsia typhi*, *Burkholderia pseudomallei*, *Orientia tsutsugamushi*.)
- DPP® Technology Collaborations (Traumatic Brain Injury, Cancer, Bovine TB)

Multiple high-value collaborations
- U.S. Government, HHS/ASPR/BARDA: Zika, Dengue, Chikungunya
- Paul G. Allen Ebola Program: Fever Panel - Africa, Zika
- Bill & Melinda Gates Foundation: Malaria Oral Fluid/Saliva
- Centers for Disease Control & Prevention (CDC): Malaria, Ebola
- FIND: Fever Panel - Asia

COMPANY SNAPSHOT

Chembio Diagnostics, Inc. (NASDAQ: CEMI) develops, manufactures, licenses and markets rapid diagnostic assays in the growing $8.0 billion point-of-care (POC) testing market. In addition to its branded and proprietary HIV assays, which it sells in the U.S. and internationally, the Company has several ongoing collaborations for the development of diagnostic assays for Malaria, Dengue Fever, Zika, Ebola and other febrile illness, brain injury and a specific form of cancer.

Dual Path Platform (DPP®) is Chembio's patented POC technology, which offers significant advantages over lateral-flow technologies including enhanced sensitivity and the ability to conduct multiple tests from a single sample (multiplexing). DPP® continues to provide Chembio with a growing pipeline of business opportunities for the development and manufacture of new products.

CHEMBIO'S LEAD PRODUCTS

DPP® HIV-Syphilis Assay
***available in selected non-U.S. markets*
- Rapid, muliplex detection of HIV 1, HIV 2, and syphilis using a single sample



DPP® HIV 1/2 Assay
- Rapid detection of HIV 1 and HIV 2 antibodies in oral fluid and all blood matrices



HIV 1/2 STAT-PAK® Assay
- Single-use, rapid, visual detection of HIV 1 and HIV 2 antibodies



SURE CHECK® HIV 1/2 Assay
- Self-contained, single-use collection & testing device



CHEMBIO'S DPP® DUAL PATH PLATFORM

- Patented technology
- Allows improved sensitivity and specificity compared to lateral flow technology
- Enables multiple test results via a single blood sample (e.g., HIV-Syphilis Combo Assay)
- Utilized with DPP® Micro Reader for semi-quantitive results
- Offers application within infectious disease and potential for a number of other indications


DPP® Assay


DPP® Micro Reader

SALES AND MARKETING

- Global commercialization organization
- Internal sales and marketing infrastructure
- Partnerships with leading distributors
- Experienced and accomplished leadership
- Strategic base of operations in Southeast Asia
- Sales organization servicing the U.S., Europe, Africa, Asia Pacific and Latin America

MANUFACTURING AND OPERATIONS

- Operations in Medford, New York and in Malaysia
- High volume manufacturing capabilities
- 65,000 sq. ft. leased facilities
- Robust quality management system
- Regulatory access in Southeast Asia
- Total employees: ~165

Sexually Transmitted Diseases

HIV
- Approximately 37 million people living with HIV/AIDS worldwide (2015)
- More than 1.1 million people in the U.S. are living with HIV infection, and approximately 1 in 8 are unaware of their infection

Syphilis
- Approximately 12 million people globally become ill with syphilis annually (2015)
- From 2005-2013, syphilis cases in the U.S. nearly doubled, from 8,724 to 16,663

Fever Diseases

Malaria
- Approximately 214 million Malaria infections and 438,000 deaths annually (2015)

Dengue Fever
- Approximately 390 million Dengue infections annually with 40% of the world population at risk (2013)

Ebola
- Approximately 28,000 infections and 11,000 deaths (2014 – 2015)

Zika
- Since 2015, the geographical range of Zika virus has expanded rapidly, with transmission reported in 60+ countries.

DPP® PIPELINE & COLLABORATORS

Chembio Current Internal Development:
- DPP® HIV-Syphilis Assay (U.S. market)
- DPP® Malaria Assay
- DPP® Chikungunya Assay

Current Development Collaborations:
- DPP® Dengue Fever – Undisclosed collaborator
- DPP® Ebola & Febrile Illness – CDC Research Agreement
- DPP® Fever Panel – Africa – The Paul G. Allen Ebola Program
- DPP® Fever Panel – Asia – FIND
- DPP® Malaria OF/Saliva– The Bill & Melina Gates Foundation
- DPP® Zika Assay – The Paul G. Allen Family Foundation & HHS/BARDA
- DPP® Zika/Dengue/Chikungunya Assay – HHS/BARDA (option)
- DPP® Traumatic Brain Injury – Perseus Science Group LLC
- DPP® Cancer (a specific form) – Undisclosed collaborator
- DPP® BovidTB Assay – U.S. Department of Agriculture

Tech Transfer and Distribution:
- DPP® technology for Geenius™ HIV 1/2 Confirmatory Assay – Bio Rad
- DPP® product distribution in Brazil – Oswaldo Cruz Foundation
- DPP® co-branding and distribution in Brazil – Labtest Diagnostica SA

SENIOR EXECUTIVE OFFICERS

John J. Sperzel III	*Chief Executive Officer*
Sharon Klugewicz, M.S.	*acting CEO, President, Americas Region*
Javan Esfandiari, M.S.	*Chief Science & Technology Officer*
Richard Larkin, CPA	*Chief Financial Officer*
Robert Passas, Ph.D.	*President, EMEA & APAC Regions*

Chembio Diagnostics, Inc.
3661 Horseblock Road
Medford, NY 11763
631-924-1135
www.chembio.com

Company Contact
Susan Norcott
Chembio Diagnostics, Inc.
631-924-1135, ext. 125
snorcott@chembio.com

Investor Relations
Stephanie Diaz
Vida Strategic Partners
415-675-7401
sdiaz@vidasp.com